Exhibit 99.1

Notice of Fatal Incident at B2Gold Corp’s Masbate Gold Project, Philippines

Vancouver, June 25, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”), reports that it has been notified by Kublai Khan Security Services (KKSS) with regards to the following incident involving two KKSS personnel who are employed at the Masbate Gold Project in the Philippines.

The Kublai Khan Security Services (KKSS) – a security contractor of the Masbate Gold Project (MGP) –informed B2Gold of a shooting incident at Aroroy, Masbate.  On the evening of 19 June 2014, a security supervisor in the process of undertaking his routine duties entered into an altercation with another security employee resulting in the fatal shooting of the supervisor.

After KKSS’ initial investigation, a suspect was turned over to the custody of the Aroroy Police.  A full investigation is being conducted into the matter.

KKSS has advised B2Gold additional information and updates will be provided as they become available.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean                                                                                     Shaun Johnson
Vice President, Investor Relations                                                Associate, Investor Relations
604-681-8371                                                                                     604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.